SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)(1)

                           R.H. DONNELLEY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $1.00
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    74955W307
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

         THOMAS RYAN, 7301 SW 57TH CT. SUITE 400, SOUTH MIAMI, FL 33143
--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICE AND COMMUNICATIONS)

                                 MARCH 16, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 74955W307                    13D                     Page 2 of 9 Pages


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      DODDSVILLE INVESTMENTS, LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A GROUP*                             (a)
                                                                        (b)
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCES OF FUNDS

      OO (Funds from Investment Advisory Clients).
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      FLORIDA
--------------------------------------------------------------------------------
    NUMBER OF       7.  SOLE VOTING POWER
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.  SHARED VOTING POWER        7,400,222
     OWNED BY       ------------------------------------------------------------
       EACH         9.  SOLE DISPOSITIVE POWER
    REPORTING       ------------------------------------------------------------
   PERSON WITH      10. SHARED DISPOSITIVE POWER   7,400,222
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,400,222
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      10.8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74955W307                    13D                     Page 3 of 9 Pages


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      THOMAS RYAN
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A GROUP*                             (a)
                                                                        (b)
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCES OF FUNDS

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
    NUMBER OF       7.  SOLE VOTING POWER          0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.  SHARED VOTING POWER        7,400,222
     OWNED BY       ------------------------------------------------------------
       EACH         9.  SOLE DISPOSITIVE POWER     0
    REPORTING       ------------------------------------------------------------
   PERSON WITH      10. SHARED DISPOSITIVE POWER   7,400,222
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,400,222
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      10.8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74955W307                    13D                     Page 4 of 9 Pages


ITEM 1  SECURITY AND ISSUER

      This Schedule 13D relates to the common stock, par value $1.00 (the "Common Stock"), of R.H. Donnelley Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1001 Winstead Drive, Cary, North Carolina 27513. ITEM 2 IDENTITY AND BACKGROUND

      (a) The names of the persons filing this Schedule 13D (the "Schedule") are Doddsville Investments, LLC, a Florida limited liability company (the "General Partner") and Thomas Ryan, the principal of the General Partner. Such reporting persons are collectively referred to herein as the "Reporting Persons."

      The General Partner, in its capacity as general partner of Hurricane Capital Global Alpha Fund, L.P., a Delaware limited partnership (the "Fund"), has sole power to vote and dispose of the shares of Common Stock held by the Fund. The Reporting Persons disclaim any economic interest in or beneficial ownership of the shares of Common Stock covered by this Schedule.

      (b) The business address of the Reporting Persons is 7301 SW 57th CT. Suite 400, South Miami, FL 33143.

      (c) This Schedule is filed on behalf of the General Partner, Mr. Ryan and the Fund. The Fund is the direct beneficial owner of the shares of Common Stock reported herein. The General Partner is the general partner to the Fund. Mr. Ryan is the managing member of the General Partner. The principal business of the General Partner is purchasing, holding and selling securities for investment purposes for the Fund and its other clients. The principal business of the Fund is to invest in securities.

      (d) During the past five years neither of the Reporting Persons has been convicted in a criminal proceeding.

      (e) During the past five years neither of the Reporting Persons has been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

      (f) Doddsville Investments, LLC is organized under the laws of Florida, USA. Mr. Ryan is a citizen of the United States of America.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Fund purchased the shares of Common Stock in open market transactions.

CUSIP No. 74955W307                    13D                     Page 5 of 9 Pages


ITEM 4  PURPOSE OF TRANSACTION

      The Reporting Persons purchased the shares of Common Stock of the Issuer in the ordinary course of business. The Reporting Persons expect to acquire or dispose of additional shares of Common Stock via open-market transactions from time to time. However, there is no timetable or pre-arranged plan related to the purchase or sale of additional shares of Common Stock. Such decisions will be made based on trading activity and the relative value of the shares of Common Stock, as defined by market conditions.

      Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer's management, directors, other shareholders and others, the Issuer's performance, business, strategic direction, capital structure, products, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions. Each Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of its voting rights with respect to their shares of the Issuer's Common Stock.

      On March 23, 2009, the Reporting Persons sent a letter to the Board of Directors of the Issuer expressing certain concerns with the direction of the Issuer's management. The letter is annexed hereto as Exhibit 2 and is also reproduced below:

March 23, 2009
The Board of Directors of R.H. Donnelley Corporation
Attn: Mark W. Hianik, Corporate Secretary
1001 Winstead Drive
Cary, North Carolina 27513

The Hurricane Capital Global Alpha Fund, L.P. believes the common stock of R.H. Donnelley is grossly undervalued and that management must take steps to unlock the value that the market has so greatly mispriced. We do not say this as wild eyed optimists, but rather as a firm that has spent virtually all its time and energy since inception searching for candidates for bankruptcy. We have had great success in identifying firms that would not be able to survive the current severe recession. Our shorts in 2008 included Fannie Mae, Merrill Lynch, Lehman Brothers, Downey Financial, Monaco Coach, Midway Games, Ashworth and Sunrise Senior Living. We consider ourselves experts at identifying companies that will go bankrupt. R.H. Donnelley is not a bankruptcy case.

R.H. Donnelley had a market capitalization in excess of $5,000,000,000 in 2007. The market capitalization today has dropped to under $10,000,000. The stock, bonds and credit default swaps are trading as if bankruptcy is the only option. This is simply not true. R.H. Donnelley had $1,420,000,000 in EBITDA and $548,700,000 in cash from operations in 2008. Although the company is loaded down with debt, it not only has the ability to service this debt, but has a cash surplus of over $500,000,000 which it can use to repurchase debt, buy back stock and pay dividends. Although a large amount of debt is coming due over the next three years there is no reason to believe a portion of this debt cannot be rolled over at reasonable rates. Many companies in far worse financial condition, such as Hanesbrands, Harley Davidson, Macerich, Brookdale Senior Living and Ameristar Casinos, have extended or renegotiated

CUSIP No. 74955W307 13D Page 6 of 9 Pages debt in the past few weeks at reasonable rates. None of these companies have the luxury of being cash flow positive when capital expenses are taken into account while R.H. Donnelley produces a hefty cash surplus which it can use to buy back its debt at a discount on the open market, reducing its future debt servicing costs.

Unfortunately in finance, sometimes a faulty perception can become a reality. Management must take aggressive steps to correct the misconception that it is in a dying industry. Yellow page directories provide critical advertising reach to millions of small and medium size companies nationwide. This is how local advertising is done. R.H. Donnelley is the gateway to the internet for these small and medium sized companies. R.H. Donnelley is an authorized Google reseller, and creates positive ROI advertising both in the yellow pages and on the internet for local business. The misperception that R.H. Donnelley is not an internet company is perhaps the biggest problem that it faces. It must aggressively let the world know that the internet is the company's future and that its revenue streams will grow in a normalized economic environment for years to come.

The stock of R.H. Donnelley has been allowed to fall off a virtual cliff. The perception created by this catastrophic drop in market value is that the company is going bankrupt. Nothing could be further from the truth. The company must act aggressively to buy back its stock and bonds on the open market, until market prices reflect the true financial status of the company. This will reduce its future cost of capital. It must also pay a dividend to reward the shareholders who have taken a risk owning a company in a slow growth industry. There is no better investment for management than its own stock. R.H. Donnelley's cash from operations works out to be $7.97 a share. Management should buy back shares until 80% of the float has been retired or the share price has increased to over $1.00 a share. The company can accomplish this share buy back with a fraction of the cash flow the company produces in a month. Shareholders also need a dividend to be reinstated immediately. We believe a dividend of 20% of the cash from operations is fair. This equates to $.40 a share quarterly before stock buybacks. In addition, R.H. Donnelley should aggressively buy back its debt on the open market. The company must take any steps that are necessary to accomplish these short term goals. Once the capital structure of the company has been improved through buying debt on the open market and extending the maturities of its near term obligations, the dividend should be raised to 80% of R.H. Donnelley's annual operating cash flow. The Hurricane Capital Global Alpha fund requests three board seats so that management's interests are aligned with those of the business owners. The Hurricane Capital Global Alpha Fund requests a formal response within the next two weeks.

Sincerely,
Thomas Ryan
CEO Doddsville Investments, LLC
General Partner to Hurricane Capital Global Alpha Fund, L.P.

CUSIP No. 74955W307                    13D                     Page 7 of 9 Pages


ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b) The Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 7,400,222 shares of Common Stock as of March 23, 2009, which represent 10.8% of the Issuer's outstanding shares of Common Stock.

      The percentage calculation was based on 68,806,514 shares of Common Stock issued and outstanding as of October 15, 2008, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on October 29, 2008.

                              Sole Voting Power  Shared Voting      Sole          Shared
                                                     Power      Dispositive  Dispositive Power
                                                                   Power
                              -----------------  -------------  -----------  -----------------
Doddsville Investments, LLC           0            7,400,222         0           7,400,222
Thomas Ryan                           0            7,400,222         0           7,400,222

      The aggregate amount of shares owned by the Reporting Persons is 7,400,222.

      (c) Except as set forth below, there have been no transactions in the shares of Common Stock by any of the Reporting Persons during the past sixty days.

      During the past sixty days, the Reporting Persons effected the following purchases of shares of shares of Common Stock in open market transactions:

              DATE               SHARES PURCHASED                PRICE
              ----               ----------------                -----
            3/6/2009                 1,000,000                   .0850
            3/9/2009                  290,000                    .0820
            3/9/2009                  265,000                    .0800
            3/10/2009                 135,000                    .0793
            3/10/2009                 117,500                    .0891
            3/11/2009                 570,000                    .1034
            3/12/2009                 89,000                     .0994
            3/16/2009                3,400,000                   .0850
            3/16/2009                1,100,000                   .0932
            3/17/2009                 25,000                     .1000
            3/18/2009                 20,000                     .1080
            3/19/2009                 165,000                    .1130

      (d) - (e): Not applicable.

CUSIP No. 74955W307                    13D                     Page 8 of 9 Pages


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      None.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

      Joint Filing Agreement, dated as of March 23, 2009, by and among Doddsville Investments, LLC and Thomas Ryan.

CUSIP No. 74955W307                    13D                     Page 9 of 9 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    March 23, 2009
                                    Date

                                    Doddsville Investments, LLC

                                    By: Thomas Ryan/Managing Member
                                        ---------------------------
                                        Name/Title

                                    March 23, 2009
                                    Date

                                    Thomas Ryan

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

                                INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of March 23, 2009, by Doddsville Investments, LLC and Thomas Ryan.

Exhibit 2 Letter to Board of Directors of R.H. Donnelley Corporation, dated as of March 23, 2009.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with regard to the shares of Common Stock of R.H. Donnelley Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of March 23, 2009.

                                    March 23, 2009
                                    Date

                                    Doddsville Investments, LLC

                                    By: Thomas Ryan/Managing Member
                                        ---------------------------
                                        Name/Title

                                    March 23, 2009
                                    Date

                                    Thomas Ryan

                                    EXHIBIT 2

                          LETTER TO BOARD OF DIRECTORS

                                    [GRAPHIC]


March 23, 2009
The Board of Directors of R.H. Donnelley Corporation
Attn: Mark W. Hianik, Corporate Secretary
1001 Winstead Drive
Cary, North Carolina 27513

The Hurricane Capital Global Alpha Fund, L.P. believes the common stock of R.H. Donnelley is grossly undervalued and that management must take steps to unlock the value that the market has so greatly mispriced. We do not say this as wild eyed optimists, but rather as a firm that has spent virtually all its time and energy since inception searching for candidates for bankruptcy. We have had great success in identifying firms that would not be able to survive the current severe recession. Our shorts in 2008 included Fannie Mae, Merrill Lynch, Lehman Brothers, Downey Financial, Monaco Coach, Midway Games, Ashworth and Sunrise Senior Living. We consider ourselves experts at identifying companies that will go bankrupt. R.H. Donnelley is not a bankruptcy case.

R.H. Donnelley had a market capitalization in excess of $5,000,000,000 in 2007. The market capitalization today has dropped to under $10,000,000. The stock, bonds and credit default swaps are trading as if bankruptcy is the only option. This is simply not true. R.H. Donnelley had $1,420,000,000 in EBITDA and $548,700,000 in cash from operations in 2008. Although the company is loaded down with debt, it not only has the ability to service this debt, but has a cash surplus of over $500,000,000 which it can use to repurchase debt, buy back stock and pay dividends. Although a large amount of debt is coming due over the next three years there is no reason to believe a portion of this debt cannot be rolled over at reasonable rates. Many companies in far worse financial condition, such as Hanesbrands, Harley Davidson, Macerich, Brookdale Senior Living and Ameristar Casinos, have extended or renegotiated debt in the past few weeks at reasonable rates. None of these companies have the luxury of being cash flow positive when capital expenses are taken into account while R.H. Donnelley produces a hefty cash surplus which it can use to buy back its debt at a discount on the open market, reducing its future debt servicing costs.

Unfortunately in finance, sometimes a faulty perception can become a reality. Management must take aggressive steps to correct the misconception that it is in a dying industry. Yellow page directories provide critical advertising reach to millions of small and medium size companies nationwide. This is how local advertising is done. R.H. Donnelley is the gateway to the internet for these small and medium sized companies. R.H. Donnelley is an authorized Google reseller, and creates positive ROI advertising both in the yellow pages and on the internet for local business. The misperception that R.H. Donnelley is not an internet company is perhaps the biggest problem that it faces. It must aggressively let the world know that the internet is the company's future and that its revenue streams will grow in a normalized economic environment for years to come.

The stock of R.H. Donnelley has been allowed to fall off a virtual cliff. The perception created by this catastrophic drop in market value is that the company is going bankrupt. Nothing could be further from the truth. The company must act aggressively to buy back its stock and bonds on the open market, until market prices reflect the true financial status of the company. This will reduce its future cost of capital. It must also pay a dividend to reward the shareholders who have taken a risk owning a company in a slow growth industry. There is no better investment for management than its own stock. R.H. Donnelley's cash from operations works out to be $7.97 a share. Management should buy back shares until 80% of the float has been retired or the share price has increased to over $1.00 a share. The company can accomplish this share buy back with a fraction of the cash flow the company produces in a month. Shareholders also need a dividend to be reinstated immediately. We believe a dividend of 20% of the cash from operations is fair. This equates to $.40 a share quarterly before stock buybacks. In addition, R.H. Donnelley should aggressively buy back its debt on the open market. The company must take any steps that are necessary to accomplish these short term goals. Once the capital structure of the company has been improved through buying debt on the open market and extending the maturities of its near term obligations, the dividend should be raised to 80% of R.H. Donnelley's annual operating cash flow. The Hurricane Capital Global Alpha fund requests three board seats so that management's interests are aligned with those of the business owners. The Hurricane Capital Global Alpha Fund requests a formal response within the next two weeks.

Sincerely,

Thomas Ryan

CEO Doddsville Investments, LLC
General Partner to Hurricane Capital Global Alpha Fund, L.P.